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                                                                    Exhibit 15.2

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File Nos. 333-10570, 333-111310) of our report dated March 12, 2003, except as to note 7(d)7 which is dated March 10, 2004, with respect to the consolidated financial statements of Elron Electronic Industries Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2003.


Tel-Aviv, Israel                        /s/ Luboshitz Kasierer
June 22, 2004                           An affiliate member of Ernst & Young
                                        International